UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K
(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For The Fiscal Year Ended December 31, 2009
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to                     .
Commission File No: 001-13739
A. Full title of the plan and the address of the plan, if different from that of the issuer named below:
Tucson Electric Power Company 401(k) Plan
B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
UniSource Energy Corporation
One South Church Avenue, Suite 100
Tucson, AZ 85701

Tucson Electric Power Company
401(k) Plan
Index
December 31, 2009 and 2008

Page(s)

Required Information	3

Report of Independent Registered Public Accounting Firm	4

Financial Statements

Statements of Net Assets Available for Benefits	5

Statements of Changes in Net Assets Available for Benefits	6

Notes to Financial Statements	7-14

Supplemental Schedule

Schedule H, Line 4(i) — Schedule of Assets (Held at End of Year)	15-16

Signature Page	17

Exhibit

Exhibit 23 - Consent of Independent Registered Public Accounting Firm

Note:	Other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REQUIRED INFORMATION
The Tucson Electric Power Company 401(k) Plan (the “Plan”) is subject to the Employee Retirement Income Security Act of 1974 (“ERISA”). Therefore, in lieu of the requirements of Items 1 — 3 of Form 11-K, the financial statements and schedule of the Plan for the fiscal year ended December 31, 2009, which have been prepared in accordance with the financial reporting requirements of ERISA, are filed herewith.
The written consent of PricewaterhouseCoopers LLP with respect to the financial statements of the Plan is filed as Exhibit 23 to this Annual Report.

Report of Independent Registered Public Accounting Firm
To the Participants and Administrator of
the Tucson Electric Power Company 401(k) Plan:
In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Tucson Electric Power Company 401(k) Plan (the “Plan”) at December 31, 2009 and December 31, 2008, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets (Held at End of Year) at December 31, 2009 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.
/s/ PricewaterhouseCoopers LLP
Phoenix, AZ
June 23, 2010

Tucson Electric Power Company
401(k) Plan
Statements of Net Assets Available for Benefits
December 31, 2009 and 2008

	2009	2008
	-in thousands-
Assets

Investments at fair value (Note 3)	$165,787	$126,988

Receivables:
Employer contributions	59	217
Participant contributions	141	490
Other receivables	601	91

Total receivables	801	798

Net assets available for benefits, at fair value	166,588	127,786

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	154	380

Net assets available for benefits	$166,742	$128,166

The accompanying notes are an integral part of these financial statements.

Tucson Electric Power Company
401(k) Plan
Statements of Changes in Net Assets Available for Benefits
Years Ended December 31, 2009 and 2008

	2009	2008
	-in thousands-
Additions (Reductions) to net assets attributed to:

Investment income:
Interest and dividend income	$2,886	$1,110
Net appreciation (depreciation) in fair value of investments	28,172	(54,119)

Total investment income (loss)	31,058	(53,009)

Contributions:
Employer contributions	4,707	4,498
Participant contributions	10,327	10,247
Participant rollovers	466	531

Total contributions	15,500	15,276

Total additions (reductions)	46,558	(37,733)

Deductions from net assets attributed to:

Benefits paid to participants	7,970	10,368
Administrative expenses	12	11

Total deductions	7,982	10,379

Net increase (decrease)	38,576	(48,112)

Net assets available for benefits:

Beginning of year	128,166	176,278

End of year	$166,742	$128,166

The accompanying notes are an integral part of these financial statements.

Tucson Electric Power Company
401(k) Plan
Notes to Financial Statements
December 31, 2009 and 2008
1.	Description of Plan
The following description of the Tucson Electric Power Company 401(k) Plan (the “Plan”) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.
General
All regular employees of Tucson Electric Power Company and participating subsidiaries of UniSource Energy Corporation (“UniSource Energy”), the parent company of the Plan sponsor, (collectively, the “Company”), who are employed by the Company on or after January 1, 1985 are eligible to participate. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).
Administration
The Company’s Pension Committee (the “Plan Administrator”), comprised of three or more employees, administers the Plan. Fidelity Pricing and Cash Management Services (the “Trustee”) serves as trustee of all Plan investments. Fidelity Investments Institutional Operations Company, Inc. serves as recordkeeper for the Plan. The Company funds the Plan’s administrative costs, except for loan administrative fees and brokerage account fees, which are paid directly by the participants out of their accounts.
Contributions
Upon admission to the Plan, participants may contribute, by way of payroll deductions, a percentage of their pre-tax compensation, up to but not in excess of the lesser of Plan limits or Internal Revenue Code (“IRC”) limits ($16,500 in 2009 and $15,500 in 2008). Additional catch-up contributions by participants age 50 and above may not exceed IRC limits ($5,500 in 2009 and $5,000 in 2008). Participants may direct their contributions to be invested entirely into any one of the individual investment funds or, in multiples of 1%, into any combination of these funds. Contributions are subject to certain limitations.
The Plan also allows for rollovers from participants’ other external qualified plans described in Sections 401(a) and 403(a) of the IRC and certain types of Individual Retirement Accounts (“Qualified Rollovers”) into the Plan. Qualified Rollovers are accounted for as participant contributions in a separate account of the participant, and are directed in the same manner as discussed above for participant contributions.
For each payroll period during the two years ended December 31, 2009, the Company made matching contributions to each participant’s account in an amount equal to a percentage of the participant’s compensation as defined by the Plan for that payroll period subject to certain limitations including amount of contributions to the Plan. Participants direct the investment of such Company contributions in the same manner as discussed above for participant contributions. The Board of Directors of Tucson Electric Power Company has the discretion each year to establish the formula for Company matching contributions subject to the provisions of the Plan.

Tucson Electric Power Company
401(k) Plan
Notes to Financial Statements
December 31, 2009 and 2008
Loans to Participants
Loan amounts shall not exceed the lesser of $50,000 or 50% of the vested balance of the participant’s accounts at the date of the loan. Loan terms may not exceed five years, except that loans used to purchase a principal residence may have a term up to 15 years. Loan repayments are made every two weeks through payroll deductions and are considered to be in default if all payments are not made for any three-month period. If a participant fails to repay a loan in full, the Plan Administrator may immediately reduce the value of the participant’s account by the amount of unpaid principal and interest and/or reduce any distribution by the amount of the remaining unpaid principal and interest. Each loan is secured by the balance of the participant’s account and bears a fixed rate of interest of the prime rate at loan origination plus 2.00%. Interest rates at December 31, 2009 and 2008 ranged from 5.25% to 11.50% and 6.00% to 11.50%, respectively. Loan transactions are treated as a transfer to (from) the investment fund from (to) the participant loans fund.
Distributions
A participant’s account becomes distributable upon termination of employment, total disability, death or retirement. The amount distributable to a participant or beneficiary is equal to the balance in the account valued as of the most recent date preceding such distribution as the Trustee can determine. Benefits payable to a participant or the beneficiary are generally paid in a cash lump sum, although distributions of investments in the UniSource Energy Stock Fund may be taken in the form of UniSource Energy common stock.
Under certain conditions, a participant may withdraw all or a portion of his or her account while still employed by the Company. Withdrawals from a participant’s account are only permitted (i) once per plan year for participants who have attained age 59-1/2 or (ii) in the event of a participant’s financial hardship as defined in the Plan. The amount which may be withdrawn in the case of a participant’s financial hardship may not exceed the amount needed and is subject to the approval of the Plan Administrator.
Investments
Participants may direct the investment of their compensation deferral contributions, Company matching contributions, and rollover contributions in a variety of investment vehicles comprised of common stocks, mutual funds, money market funds and common/collective funds. The Plan is intended to comply with Section 404(c) of ERISA.
Vesting
A participant’s interest in each of his or her accounts is 100% vested at all times.
Plan Termination
Although it has not expressed any intent to do so, the Company has the right under the Plan to terminate the Plan. Upon termination of the Plan, the accounts under the Plan will be valued and distributed to participants at the time of such termination, subject to the provisions of ERISA.
Recently Issued Accounting Pronouncements
In January 2010, the Financial Accounting Standards Board issued guidance on improving disclosures about fair value measurements which primarily requires new disclosures related to the levels within the fair value hierarchy. An entity will be required to disclose significant transfers in and out of levels 1 and 2 of the fair value hierarchy, and separately present information related to purchases, sales, issuances and settlements in the reconciliation of fair value measurements classified as level 3. Disclosures in this guidance will be effective for annual reporting periods beginning after December 15, 2009, except for the disclosures related to purchases, sales, issuances and settlements for level 3 fair value measurements, which are effective for reporting periods beginning after December 15, 2010. We will include the required disclosures in the notes to the Plan’s 2010 financial statements, except for the disclosures related to level 3 fair value measurements, which we will include in the notes to the Plan’s 2011 financial statements.

Tucson Electric Power Company
401(k) Plan
Notes to Financial Statements
December 31, 2009 and 2008
2.	Summary of Accounting Policies
Basis of Accounting
The financial statements of the Plan are prepared using the accrual basis of accounting and in accordance with accounting principles generally accepted in the United States of America.
Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.
Investment Valuation and Income Recognition
Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 3 for discussion of fair value measurements.
Investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. The Statement of Net Assets Available for Benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.
Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation (depreciation) includes the Plan’s gains and losses on investments bought and sold as well as held during the year. Employer and participant contributions are recognized on an accrual basis.
Payment of Benefits
Benefits are recorded when paid.

Tucson Electric Power Company
401(k) Plan
Notes to Financial Statements
December 31, 2009 and 2008
3. Fair Value Measurements
Accounting standards establish a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy under Fair Value Measurements accounting are summarized as follows:
Level 1 — Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the plan has the ability to access.
Level 2 — Inputs to the valuation methodology include:
•	quoted market prices for similar assets or liabilities in active markets;
•	quoted prices for identical or similar assets or liabilities in inactive markets;
•	inputs other than quoted prices that are observable for the asset or liability; and
•	inputs that are derived principally from or corroborated by observable market data by correlation or other means.
Level 3 — Inputs to the valuation methodology are unobservable and significant to the fair value measurement.
The asset or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.
The following valuation methodologies are used for the Plan’s assets measured at fair value. Common stocks and corporate bonds are valued at the closing market price on which the individual securities are traded. Mutual funds and unit investment trusts are valued at the net asset value of the shares held by the Plan at year-end. Certificates of deposit are short term in nature and are valued based on replacement cost that approximates fair value. Participant loans are valued at their amortized cost, which approximates fair value.
The Plan holds investments in Fidelity Managed Income Portfolio (“MIP”), a commingled pool and Common/Collective Trust fund (“CCT”), with the objective of preserving principal while earning interest income. The CCT is not available in an exchange and active market, however, the fair value at the Plan’s year end is determined based on the underlying investments. The participants transact at contract value and can redeem at net unit value daily. The MIP and Fidelity Retirement Money Market Portfolio have provisions which prevent exchanges to competing funds for 90 days. The Plan’s management is not aware of the occurrence or likely occurrence of any events, which would limit the participants or the Plan’s ability to transact at contract value daily.
The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

Tucson Electric Power Company
401(k) Plan
Notes to Financial Statements
December 31, 2009 and 2008
The following tables set forth by level within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2009 and 2008:

	Assets at Fair Value as of December 31, 2009
	Level 1	Level 2	Level 3	Total
	-in thousands-
Mutual funds
U.S. equity	$78,043	$—	$—	$78,043
Asset allocation	23,595	—	—	23,595
Money market	18,137	—	—	18,137
Bond	13,479	—	—	13,479
International equity	7,444	—	—	7,444
Other	1,438	—	—	1,438

Total mutual funds	142,136	—	—	142,136

Common stock
UniSource Energy	5,674	—	—	5,674
Other	2,350	—	—	2,350

Total common stock	8,024	—	—	8,024

Cash	1,695	—	—	1,695
Certificates of deposit	—	250	—	250
Corporate bonds	—	9	—	9
Common collective trust	—	8,288	—	8,288
Unit investment trusts	—	125	—	125
Participant loans	—	—	5,260	5,260

Total Investments at Fair Value	$151,855	$8,672	$5,260	$165,787

	Assets at Fair Value as of December 31, 2008
	Level 1	Level 2	Level 3	Total
	-in thousands-
Mutual funds	$106,416	$—	$—	$106,416
Common stock	6,997	—	—	6,997
Cash	1,390	—	—	1,390
Certificates of deposit	—	457	—	457
Corporate bonds	—	4	—	4
Common collective trust	—	7,039	—	7,039
Unit investment trusts	—	98	—	98
Participant loans	—	—	4,587	4,587

Total Assets at Fair Value	$114,803	$7,598	$4,587	$126,988

Tucson Electric Power Company
401(k) Plan
Notes to Financial Statements
December 31, 2009 and 2008
The table below sets forth a summary of changes in the fair value of the Plan’s level 3 assets for the years ended December 31, 2009 and 2008:

	Level 3 Assets
	-in thousands-
	2009	2008
Participant Loans as of January 1	$4,587	$4,372
Issuances, repayments and settlements, net	673	215

Participant Loans as of December 31	$5,260	$4,587

4.	Investments
The following investments represent 5% or more of the Plan’s net assets as of December 31:

	2009	2008
	-in thousands-
Fidelity Growth Company Fund 417,182 and 394,581 units, respectively	$28,761	$19,319
Fidelity Retirement Money Market Portfolio 18,136,675 and 18,553,807 units, respectively	18,137	18,554
Fidelity Magellan Fund 284,558 and 273,277 units, respectively	18,289	12,532
Fidelity Equity Income Fund 361,416 and 344,792 units, respectively	14,142	10,644
Fidelity Managed Income Portfolio 8,442,060 and 7,418,402 units, respectively	8,442	7,418
During 2009 and 2008, the Plan’s investments appreciated (depreciated) (including realized and unrealized gains (losses) on investments purchased and sold, as well as held during the year) in value as follows:

	2009	2008
	-in thousands-
Mutual funds	$27,019	$(53,270)
Common stock	1,021	(1,078)
Common collective trust	132	229

Net appreciation (depreciation) in fair value of investments	$28,172	$(54,119)

Tucson Electric Power Company
401(k) Plan
Notes to Financial Statements
December 31, 2009 and 2008
5.	Investment Risk
At December 31, 2009 and 2008, the Plan’s assets consist primarily of investments in financial instruments, money market funds, investment contracts, mutual funds, UniSource Energy common stock and participant loans. Investment securities are exposed to various risks such as interest rate, market, credit risks, and increases in defaults. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.
6.	Tax Status
The Plan is qualified under Section 401 of the IRC and is, therefore, considered to be exempt from federal income taxes under the provisions of Section 501(a). A tax qualification letter, dated December 3, 2003, was received from the Internal Revenue Service. The Plan has since been amended. The Plan Administrator believes that the Plan, as amended, is designed and being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes is included in the Plan’s financial statements.
7.	Related Party Transactions
In 2009 and 2008, the Plan’s investments in shares of mutual funds managed by the Trustee of $139,531,297 and $105,825,506, respectively, as well as in common stock of UniSource Energy in the amounts of $5,674,474 and $5,582,369, respectively, qualify as party-in-interest transactions for which a statutory exemption exists.
The Trustee invests in UniSource Energy common stock in accordance with the provisions of the Plan. The following is a summary of transactions in UniSource Energy common stock:

	2009	2008
	-in thousands-
Cost of shares purchased	$1,478	$3,086
Number of shares purchased	53	110

Proceeds from shares sold	$1,984	$733
Number of shares sold	66	25

Tucson Electric Power Company
401(k) Plan
Notes to Financial Statements
December 31, 2009 and 2008
8.	Reconciliation of Financial Statements to Form 5500
The following reconciles investment income (loss) per the financial statements to the Form 5500:

	2009	2008
	-in thousands-
Investment income (loss) per financial statements	$31,058	$(53,009)
Add: Prior year adjustment from fair value to contract value for fully benefit-responsive investment contracts	380	57
Less: Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(154)	(380)

Total investment income (loss) per Form 5500	$31,284	$(53,332)

The following reconciles net assets available for benefits per the financial statements to the Form 5500:

	2009	2008
	-in thousands-
Net assets available for benefits per financial statements	$166,742	$128,166
Less: Adjustment from contract value to fair value for fully benefit-responsive investment contracts	(154)	(380)

Net assets per Form 5500	$166,588	$127,786

Supplemental Schedule

Tucson Electric Power Company
401(k) Plan
Schedule H, Line 4(i) — Schedule of Assets (Held at End of Year)
December 31, 2009

(amounts in thousands)		Description of Investment Including
	Identity of Issue, Borrower,	Maturity Date, Rate of Interest,
(a)	(b)Lessor or Similar Party	(c)Collateral, Par or Maturity Value	(d)Cost **	(e)Current Value

*	Fidelity Growth Company Fund	417 units of a mutual fund		$28,761
*	Fidelity Magellan Fund	285 units of a mutual fund		18,289
*	Fidelity Equity Income Fund	361 units of a mutual fund		14,142
*	Fidelity Low-Price Stock Fund	229 units of a mutual fund		7,329
*	Fidelity Retirement Money Market Portfolio	18,137 units of a mutual fund		18,137
*	Fidelity Managed Income Portfolio	8,442 units of an open ended commingled pool		8,288
*	Fidelity Intermediate Bond Fund	743 units of a mutual fund		7,544
*	Fidelity Spartan 500 Index — Investor Class	107 units of a mutual fund		4,227
	BrokerageLink Account	a self-directed investment fund		5,855
*	UniSource Energy Common Stock	176 shares of common stock		5,674
*	Fidelity Diversified International Fund	266 units of a mutual fund		7,444
	Janus Flexible Bond Fund	571 units of a mutual fund		5,935
*	Fidelity Freedom 2010	172 units of a mutual fund		2,146
	Franklin Utilities A	147 units of a mutual fund		1,660
	American Beacon Small Cap Value Fund	99 units of a mutual fund		1,565
*	Fidelity Small Cap Stock	103 units of a mutual fund		1,641
*	Fidelity Freedom 2020	330 units of a mutual fund		4,139
*	Fidelity Freedom 2015	536 units of a mutual fund		5,586

Tucson Electric Power Company
401(k) Plan
Schedule H, Line 4(i) — Schedule of Assets (Held at End of Year)
December 31, 2009

		Description of Investment Including
	Identity of Issue, Borrower,	Maturity Date, Rate of Interest,
(a)	(b) Lessor or Similar Party	(c) Collateral, Par or Maturity Value	(d) Cost **	(e) Current Value
*	Fidelity Freedom 2040	287 units of a mutual fund		2,055
*	Fidelity Freedom 2025	381 units of a mutual fund		3,961
*	Fidelity Freedom 2030	176 units of a mutual fund		2,185
*	Fidelity Freedom 2035	171 units of a mutual fund		1,755
*	Fidelity Freedom 2005	37 units of a mutual fund		367
*	Fidelity Freedom Income	13 units of a mutual fund		135
*	Fidelity Freedom 2050	67 units of a mutual fund		560
*	Fidelity Freedom 2045	68 units of a mutual fund		573
	RS Investments Value Fund	14 units of a mutual fund		295
*	Fidelity Freedom 2000	24 units of a mutual fund		267
	Cash			12
*	Loans to participants	Loans with maturities ranging from 1 month to
		168 months and interest rates from 5.25%
		to 11.50%		5,260

				$165,787

*	Denotes party-in-interest

**	Historical cost information is not required for participant-directed investments.

SIGNATURES
The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

TUCSON ELECTRIC POWER COMPANY 401(k) PLAN

By:	Tucson Electric Power Company 401(k) Plan Administrative Committee

	By:	/s/ Kevin P. Larson Kevin P. Larson	Date: June 23, 2010
Member of Plan Administrative Committee

	By:	/s/ Raymond S. Heyman Raymond S. Heyman	Date: June 23, 2010
Member of Plan Administrative Committee

	By:	/s/ Michael J. DeConcini Michael J. DeConcini	Date: June 23, 2010
Member of Plan Administrative Committee